Rajiv Gupta	9 Raffles Place
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UEN No. T09LL1649F

FIRM / AFFILIATE OFFICES
April 23, 2014 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N. E. Washington, D. C. 20549	Abu Dhabi	Milan
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Attention:	Myra Moosariparambil
Nasreen Mohammed
Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Sterlite Industries (India) Limited
Form 20-F for the Fiscal Year Ended March 31, 2013
Filed July 30, 2013
(File No. 001-33175) (“Form 20-F”)

Ladies and Gentlemen:

On behalf of Sesa Sterlite Limited (previously known as Sterlite Industries (India) Limited), a corporation incorporated under the laws of the Republic of India (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Ms. Tia L. Jenkins’ letter dated March 26, 2014 regarding the Staff’s review of the Company’s filing and the Company’s response dated March 7, 2014. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Form 20-F for the Fiscal Year Ended March 31, 2013

Item 5. Operating and Financial Review and Prospects, page 93

Factors Affecting Results of Operations, page 96

1. We note your response to comment five of our letter dated February 6, 2014. Please expand your cost of production disclosure on page 98 to discuss cost of production without adjustment for by-product sales in addition to cost of production net of by-product sales. Please provide draft disclosure to be included in future filings.

RESPONSE:

In response to the Staff’s comment, the Company undertakes to expand the cost of production disclosure discussing the cost of production without adjustment for by-product sales in addition to the cost of production net of by-product sales in its future filings. Set forth in Annex A hereto is the draft disclosure that the Company proposes to include in its future filings.

April 23, 2014

Critical Accounting Policies, page 105

2. We note your response to comment six of our letter dated February 6, 2014. Considering Vedanta Aluminium is now a consolidated subsidiary as a result of the reorganization, please provide a more detailed analysis on the Lanjigarh alumina refinery and related mining operations in Niyamgiri Hills. Please provide the following:

a) the value of the long-lived assets recorded for each these locations as a result of the reorganization;

b) information related to your impairment analysis of these assets, including the estimates and assumptions used in the evaluation to determine fair value;

c) explanation for any expected changes, or changes that are reasonably likely to occur in the future, in estimates or assumptions; and

d) explanation of any material uncertainties associated with the realizability of these assets and whether you foresee recognizing a material write-down or impairment charge in the future.

Please provide draft disclosure to be included in future filings.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits the following response as follows:

(a)	As of September 30, 2013 the carrying amount of property plant and equipment related to alumina refinery operations at Lanjigarh and related mining assets is Rs. 73,076.0 million and Rs. 3,254.0 million respectively. The reorganisation that has occurred is a transaction between entities under common control of Vedanta and therefore has been accounted at historical cost.

(b)	In accordance with paragraph 9, IAS 36, Impairment of Assets, the Company considered the delay in regulatory approval for the expansion of the alumina refinery at Lanjigarh and the regulatory approval for bauxite mining as an indication that an impairment may exist. Therefore as of September 30, 2013, the Company estimated the recoverable amount of these assets and concluded that there was no impairment because the recoverable amount exceeded the carrying amounts. In estimating the recoverable amounts, the Company determined the value in use of these assets in accordance with paragraph 30, IAS 36, Impairment of Assets.

Estimates and assumptions used in estimating the value in use of these assets were:

i.	Bauxite availability:

In the initial years, the Company has assumed that bauxite will be purchased from third party suppliers in India and other countries, until the bauxite is sourced from its own mines. The price for the purchase of bauxite has been assumed based on the existing purchase contracts and the estimated prices for future year. The cost of bauxite from the Company’s own mines has been assumed based on the estimated operating costs of mining bauxite from these mines.

April 23, 2014

ii.	Approval for the expansion project:

The impairment valuation model assumes the approval for the expansion of the refinery and commencement of production in Fiscal 2018 based on management’s current estimate of the time that would be required for obtain the approval for refinery expansion (such estimate is based on the time for the current approval process of the Central Government of India and State Government of Odisha).

iii.	The alumina sale price has been assumed based on the on the industry analysts forecast report.

iv.	The exchange rate between the U.S. Dollar and the Indian Rupee at Rs. 62.0 per U.S. Dollar has been assumed for the remainder of Fiscal 2014 and Rs. 54.0 per U.S. Dollar from Fiscal 2015.

v.	In accordance with paragraph 55, IAS 36 Impairment of Assets, a pre-tax discount rate of 14.65% has been used.

(c)	The assumptions on bauxite availability and approval for expansion projects are based on management’s current estimates of the time lines that would be required to seek approval for the bauxite mining and approval for the refinery expansion project. However, the time estimates could further change due to delays in the approval process of Central Government of India and State Government of Odisha. The other assumptions of alumina price realisation and of exchange rates are subject to change as these depend on the market demand and supply. However, overall we do not believe there is a reasonable likelihood that there will be a material change in the near future estimates or assumptions.

(d)	The potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions include any significant delays in obtaining regulatory approvals for the refinery and commencement of production, significant delays in obtaining regulatory approval for mining bauxite, sharp decline in long term alumina prices and significant appreciation of the Indian rupee against the US dollar. Such circumstances represent uncertainties associated with the realizability of these assets. The Company submits that in relation to the sensitivity analysis on key variables, the most significant one is the estimated time frame of obtaining regulatory approvals for mining and refinery expansion. The sensitivity analysis indicates that even if regulatory approvals for mines and expansion plan are delayed by one year (from the year assumed in the impairment valuation model), the value in use is still expected to exceed the carrying value of the assets.

In response to the Staff’s comment, the Company undertakes to clarify and disclose the requested information in its future filings. Set forth below is the draft disclosure that the Company proposes to include in its future filings.

DRAFT DISCLOSURE:

Assessment of impairment at Lanjigarh Refinery

The Company considers the delay in obtaining regulatory approval for the expansion of the alumina refinery at Lanjigarh and regulatory approval for bauxite mining as an indication that an impairment may exist. As such the Company reviewed the carrying value of its property, plant and equipments at Lanjigarh as at balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment because the recoverable amount (estimated based on value in use) exceeded the carrying amounts. As at September 30, 2013 the carrying amount of property plant and equipment related to alumina refinery operations at Lanjigarh and related mining assets is Rs. 73,076 million and Rs. 3,254 million respectively.

The key assumptions and estimates used in determining the value in use of these assets were:

•	The State of Orissa has abundant bauxite resources and under the terms of the MOU with the Government of Orissa, management is confident that bauxite will be made available in the short to medium term. The Company is also considering purchase/sourcing bauxite from alternate sources to support the existing and expanded refinery operations. In the initial years, the Company has assumed that bauxite will be purchased from third party suppliers in India and other countries, till the bauxite is sourced from own mines.

•	The State of Orissa has taken certain measures including reservation of areas for mining operations or undertaking prospecting and constitution of Ministerial Committee for formulation of policy for supply of ores to Orissa based industries on long term basis.

•	The management expects that the conditions for construction of the alumina refinery will be fulfilled and expects the approval for the expansion of the refinery and commencement of production in Fiscal 2018.

Management expects that the mining approvals for mining and the statutory approvals for the expansion project will be received as anticipated. In the event of an indication that one or more of these assumptions may not be borne out, the Company will evaluate whether these assets may be impaired.

The Company has carried out a sensitivity analysis on the key variables as noted above, the most significant variable being the estimated time frame of obtaining regulatory approvals for the mining and for the refinery expansion. The sensitivity analysis indicates that even if regulatory approvals for mines and expansion plan are delayed by one year, the value in use is still expected to exceed the carrying value of the assets.

Please contact the undersigned at +65.6437.5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Tom Albanese
Chief Executive Officer
Sesa Sterlite Limited

April 23, 2014

Annex A

DRAFT DISCLOSURE

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers, including with CMT, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with both external suppliers and CMT exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting, sources approximately 35.0% of its thermal coal requirement from South Eastern Coal Fields Limited, a subsidiary of Coal India, under a five year fuel supply agreement which was entered into in April 2008 and was valid until July 2013. The term of this contract is currently being negotiated. The remainder of the thermal coal requirements are obtained through open market purchases and imports of coal. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal, e-auction coal etc.

HZL in January 2006, as part of a consortium with five other partners, secured the award of a coal block from the Ministry of Coal of the GoI. HZL’s share of the coal block is approximately 31.5 million tons which, according to the Ministry of Coal of the GoI, are proven reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. On June 16, 2008, the Ministry of Coal of the GoI approved the consortium’s plan for mining the coal block. The coal block is located in the Hasdev Arand coal field in the State of Chhattisgarh which is falling under moderate to dense forest. The environmental clearance and approval for the forest diversion was initially rejected by the MoEF and accordingly, a letter of rejection was issued by the state government on January 23, 2010. In February 2012, the HZL consortium resubmitted its application, which requires approval from the state government and the MoEF. After being denied access to the Hasdev Arand field, HZL continues to import coal from third-party suppliers. HZL has also been awarded 1.2 million tons of coal linkage by the Ministry of Coal of the GoI, which will enable it to source coal from mines of Coal India (catering to approximately a quarter of its total coal requirements), although access to this coal has been stopped since April 2013. HZL’s mine operations source their back-up power from liquid fuel-based captive power plants or from State owned power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

April 23, 2014

In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. These allocated coal blocks are regarded as non-reserve coal deposits. In October 2008, the Ministry of Coal approved BALCO’s mining plan. BALCO received the environmental clearance on May 24, 2012 and the second stage forest clearance for the 211.0 million tons coal block on November 14, 2012. The process for forest land diversion has been initiated by the state government, and we are in the process of signing the mining lease agreement. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.

Further, we have obtained coal block allocations of 112.2 million tons from the Ministry of Coal, GoI to support the 2,400 MW thermal-based commercial power facility in the State of Odisha in Eastern India. These allocated coal blocks are regarded as non-reserve coal deposits. There is no significant progress on these coal block allocations.

For our zinc business and the portions of our copper and aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminium business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminium. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “Government Policy—Taxes and Royalties.”

In the commercial power generation business, production costs are mainly coal costs and the coal is largely sourced from the domestic market. Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per unit labor costs. We outsource a majority of BALCO’s and CMT’s mining operations, a substantial portion of HZL’s mining operations and a limited number of functions at our copper, zinc and aluminium smelting operations to third party contractors. The operations and maintenance activities at the Sterlite Energy power facilities are fully outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.

Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products generated during the manufacturing process unless reported otherwise. We present costs of production for our metal products on the following basis:(i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and (ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry. Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate U.S. Dollar cost of production per lb or per ton of metal as reported.

April 23, 2014

The following table sets forth our average realized TcRc and cost of production for each of our metals for each of the last three fiscal years:

	For the Year Ended March 31,
	Unit of Measurement	2011	2012	2013
	(in US dollars per ton, except as indicated)
Treatment and Refining Charges (TcRc) (1)	¢/lb	11.9	14.5	12.8
Cost of production before by-product revenue:(2)
Copper smelting and refining(2)(3)	¢/lb	19.4	19.4	20.1
Zinc India (2)(4)		$1,106	1,156	1,128
Zinc International(2)(5)		$1,325	1,234	1,165
Aluminium(2)(6)		$1,803	2,022	1,973
Power(2)	Rs./unit	—	2.62	2.08

Cost of production net of by-product revenue:(2)
Copper smelting and refining(2)(3)	¢/lb	4.0	0.0	8.7
Zinc India (2)(4)		$990	1,010	998
Zinc International(2)(5)		$1,077	1,069	1,029
Aluminium(2)(6)		$1,784	1,997	1,951
Power(2)	Rs./unit	—	2.62	2.08

Notes:

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production per ton or pound is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.
(3)	Cost of production, when compared before offsetting the by-product and free copper revenue increased by 0.7 ¢/lb to 20.1¢/lb from 19.4 ¢/lb in fiscal 2012, primarily on account of higher power cost and higher cost of consumables. When computed net of by-product and free copper revenue, the cost of production increased significantly from 0.0 ¢/lb in fiscal 2012 to 8.7 ¢/lb in fiscal year 2013, primarily due to lower average realization on the sale of sulphuric acid, a by-product, from Rs. 4,212 per ton in fiscal 2012 to Rs. 1,805 per ton in fiscal 2013 and increase in costs as explained above.
(4)	Cost of production of zinc before by-product revenue for the comparable period increased from Rs. 55,428 per ton to Rs. 61,397 per ton. The increase in cost was primarily due to higher strip ratio at Rampura Agucha mines and higher consumables, partially offset by lower power costs. Cost of production of zinc net of by-product revenue increased from Rs. 48,423 per ton in fiscal 2012 to Rs. 54,358 per ton in fiscal 2013. The increase was due to increase in costs as explained above.
(5)	Cost of production before by-product credit decreased from $1,234 per ton to $1,165 per ton, a decrease of 6%, on account of operational efficiencies and favorable currency movements. The reduction in the cost net of by-product credit was relatively lower at 5%, from $1,140 per ton in fiscal 2012 to $1,089 per ton in fiscal 2013, due to reasons mentioned above and on account of lower by-product revenue from Skorpion and BMM.
(6)	The cost of production before adjusting by-product revenue increased from Rs. 96,923 per ton in fiscal 2012 to Rs. 107,438 per ton in fiscal 2013. The increase is largely on account of higher power and alumina costs. The increase in cost of production net of by product credit increased from Rs. 95,747 per ton in fiscal 2012 to Rs. 106,236 per ton in fiscal 2013, largely due to higher power and alumina costs as the by-product credits remained flat during fiscal 2013 as compared to fiscal 2012.

April 23, 2014

We present below the cost of production for our metal products on the following basis:

(i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and

(ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Royalty is paid on mining and this cost is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and neither the cost of production of lead and silver are presented nor the revenue reduced from the cost of production of Zinc metal.

•	Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain Mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of procuring zinc ore from the mining company and producing zinc in the refinery through a leaching, refining and electro winning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, treatment and refining charges and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced.

April 23, 2014

•	In the case of aluminium, cost of production before by-product revenue for BALCO’s smelters includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal like energy costs, carbon costs and other manufacturing costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating this measure . This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported.

•	Cost of production of power for Sterlite Energy’s power plant (and not for the 274 MW HZL power plant and 270 MW BALCO power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.